Exhibit 2.1

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1, dated as of August 30, 2007 (this “Amendment”), to the AGREEMENT AND PLAN OF MERGER, dated as of July 2, 2007 (the “Agreement”), is made and entered by and among FROZEN, LLC, a Delaware limited liability company, HOCKEY PARENT INC., a Delaware corporation (together with FROZEN, LLC, the “Parents”); HOCKEY MERGERSUB, INC., a Delaware corporation and a wholly-owned subsidiary of the Parents (“Merger Sub”); and REDDY ICE HOLDINGS, INC., a Delaware corporation (the “Company”).  Capitalized terms used in this Amendment and not defined herein have the meanings ascribed to them in the Agreement.

RECITALS

WHEREAS, the parties hereto have agreed to amend the Agreement to provide for various matters set forth herein;

WHEREAS, the Board of the Company, acting upon the recommendation of the Special Committee, has duly approved this Amendment; and

WHEREAS, the Boards of the Parents and Merger Sub have duly approved this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.           Amendment to Section 4.2(o) of the Agreement.  Section 4.2(o) of the Agreement is hereby amended and restated in its entirety as follows:

“(o)         authorize, declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s capital stock except for the payment of ordinary quarterly dividends in accordance with the Company’s dividend policy as in effect on the date of this Agreement (but in no event in an amount in excess of $0.42 per share in cash per quarter) with record dates consistent with the record dates for comparable quarterly periods in 2006; provided that, no quarterly dividend will be declared or paid with respect to any quarter following September 30, 2007; provided further that if the Closing Date occurs (i) from November 1, 2007 to December 31, 2007, the Company may only declare and pay a dividend for the period from October 1, 2007 to the Closing Date in an amount not to exceed the lesser of (x) $0.21 per share and (y) a per share amount not to exceed the product of $0.42 per share multiplied by a fraction, the numerator of which is the number of days from and including October 1, 2007 to the Closing Date, and the denominator of which is ninety two (92) or (ii) after December 31, 2007, the Company may only declare and pay a dividend for the quarter ended December 31, 2007, in accordance with the Company’s dividend policy as in effect on the date of this Agreement (but in no event in an amount in excess of $0.42 per share in cash for such quarter), which dividends pursuant to clauses (i) or (ii) may have a record date and may be paid prior to the anticipated Closing Date and would be in lieu of, and not in addition to, any dividend otherwise permitted by this clause (o) for such quarter;”

SECTION 2.           Amendment to Section 8.3(b) of the Agreement.  Section 8.3(b) of the Agreement is hereby amended by replacing the amount “$7,000,000” with “$3,500,000” therein.

SECTION 3.           Amendments to Exhibit A to the Agreement.  Exhibit A to the Agreement is hereby amended by amending and restating the definitions of “End Date” and “Marketing Period” in their entirety as follows:

“End Date.  “End Date” shall mean December 15, 2007, provided that the Company shall have the right, in its sole discretion to extend the End Date by up to 60 days if any of the conditions set forth in Sections 6 or 7 shall not have been satisfied or waived as of December 1, 2007, provided, further, that if the Marketing Period has commenced but not ended before any such End Date (including as a result of any extension pursuant to the final proviso of the definition of the term “Marketing Period”), such End Date shall automatically be extended to occur three Business Days after the final day of the Marketing Period.”

“Marketing Period. “Marketing Period” means the first period of 20 consecutive calendar days after all of the conditions set forth in Section 6 (other than conditions that by their nature can only be satisfied at the Closing) have been satisfied during which (A) the Parents shall have the Required Financial Information that the Company is required to provide to the Parents pursuant to Section 5.9(iv); provided that if the Marketing Period would not end on or prior to August 24, 2007, the Marketing Period shall commence no earlier than September 4, 2007; provided further that if the Required Financial Information that is furnished to the Parents would not be sufficiently current on any day during such Marketing Period if a registration statement using such financial statements were to be filed with the SEC on such date, then a new 20-calendar day period shall commence upon the Parents’ receiving updated Required Financial Information that would be sufficiently current to permit the filing with the SEC of a registration statement using such financial statements; provided further that in the event that the Company issues a public statement indicating its intent to restate any historical financial statements of the Company, then a new 20 calendar day period shall commence as soon as such restatement is complete and the Company SEC Documents have been amended to reflect such restatements or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; provided further that, prior to the expiration of the Marketing Period, the Parents shall be entitled in their sole discretion, from time to time on written notice to the Company, to extend the duration of the Marketing

Period beyond a 20 calendar day period to end on any date on or prior to January 31, 2008 and, if, and only if, the Company consents in its sole discretion following the request of the Parents, to extend the duration of the Marketing Period beyond a 20 calendar day period to end on a date after January 31, 2008 but on or prior to February 28, 2008.”

SECTION 4.           References to the Agreement.  After giving effect to this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Agreement shall refer to the Agreement, as amended by this Amendment, and each reference in the Disclosure Schedule to “the Agreement” shall refer to the Agreement as amended by this Amendment.

SECTION 5.           Construction.  Except as expressly provided in this Amendment, all references in the Agreement and the Disclosure Schedule to “the date hereof” and “the date of this Agreement” shall refer to July 2, 2007.

SECTION 6.           Other Miscellaneous Terms.  The provisions of Article 9 (Miscellaneous Provisions) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

SECTION 7.           No Further Amendment.  Except as amended hereby, the Agreement shall remain in full force and effect.

[Signature page to follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

FROZEN, LLC

By:	/s/ Timothy White
	Name:	Timothy White
	Title:	President

HOCKEY PARENT INC.

By:	/s/ Timothy White
	Name:	Timothy White
	Title:	President

HOCKEY MERGERSUB, INC.

By:	/s/ Timothy White
	Name:	Timothy White
	Title:	President

REDDY ICE HOLDINGS, INC.

By:	/s/ William P. Brick
	Name:	William P. Brick
	Title:	Executive Chairman